SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

May 25, 2018

VIA EDGAR

Sonia Gupta Barros

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	Essential Properties Realty Trust, Inc.

Registration Statement on Form S-11

CIK No. 0001728951

Dear Ms. Barros:

On behalf of Essential Properties Realty Trust, Inc. (the “Company”), we hereby transmit via the Electronic Data Gathering, Analysis, and Retrieval system for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-11 (the “Registration Statement”) relating to the proposed public offering of shares of the Company’s common stock, $0.01 par value per share. The Registration Statement has been revised to reflect that it has been filed, rather than confidentially submitted, to respond to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated April 6, 2018 relating to Amendment No. 2 to the Company’s Draft Registration Statement, originally submitted to the Commission on January 25, 2018 and subsequently amended on March 7, 2018 and April 2, 2018 (as so amended, the “Draft Registration Statement”), and to reflect certain other changes. The Registration Statement has been marked to show changes from the Draft Registration Statement.

For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Draft Registration Statement are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in the prospectus included as part of the Registration Statement. Capitalized terms used herein without definition have the meanings given in the prospectus.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Ms. Barros

United States Securities and Exchange Commission

May 25, 2018

Distribution Policy, page 66

1.	We note your response to comment 1 from our letter dated March 20, 2018. Please revise your filing to remove your assumption regarding the change in CPI. This comment applies to your tables on pages 12 and 135 and to your reconciliation of estimated cash available for distribution on page 68.

The Company has removed the assumption regarding the change in CPI on pages 12, 37, 70, and 143 in response to the Staff’s comment.

2.	We note your response to comment 2 from our letter dated March 20, 2018. We will continue to monitor your filing for this issue. We may have further comment.

The Company respectfully acknowledges the Staff’s comment.

*  *  *

Please do not hesitate to contact the undersigned at (212) 839-8652 with any questions you may have regarding this filing.

Very truly yours,

/s/ Bartholomew A. Sheehan

Bartholomew A. Sheehan

Enclosure

cc:	Sandra Hunter, Securities and Exchange Commission

Sara von Althann, Securities and Exchange Commission

Babette Rosenbaum Cooper, Securities and Exchange Commission

Peter M. Mavoides, Essential Properties Realty Trust, Inc.

Julian T.H. Kleindorfer, Latham & Watkins LLP

Lewis W. Kneib, Latham & Watkins LLP